Exhibit 77H

For AXP Partners International Core Fund:

During the six-month fiscal period ended October 31, 2004 , the Fund may serve as an underlying investment of the AXP Portfolio Builder Funds, six affiliated funds-of-funds, principally and/or American Express Financial Corporation through its initial capital investment, became owners of record of more than 25% of the outstanding shares of the Fund.

Exhibit 77H

For AXP Partners International Small Cap Fund:

During the six-month fiscal period ended October 31, 2004, the Fund may serve as an underlying investment of the AXP Portfolio Builder Funds, six affiliated funds-of-funds, principally and/or American Express Financial Corporation through its initial capital investment, became owners of record of more than 25% of the outstanding shares of the Fund.